EXHIBIT 99.11
CONSENT OF JOHN LITZ AND J.E. LITZ AND ASSOCIATES, LLC

To the Board of Directors of Tasman Metals Ltd:

Reference is made to certain technical information (the "Technical Information") prepared by the undersigned which has been referenced by Tasman Metals Ltd. (the "Company") in the Company's Annual Information Form (the "AIF") for the financial year ended August 31, 2012 (which is filed as Exhibit 99.1 to the Annual Report), the Company's Management's Discussion and Analysis ("MD&A") for the year ended August 31, 2012 (which is filed as Exhibit 99.3 to the Annual Report) and this Form 40-F of the Company for the fiscal year ended August 31, 2012 (the "Annual Report").

The undersigned, individually and on behalf of J.E. Litz and Associates, LLC, hereby consents to the written disclosure of the references to and extracts from the Technical Information, or summaries thereof, either directly incorporated or incorporated by reference, in the AIF, the MD&A and the Annual Report. In addition, the undersigned, individually and on behalf of J.E. Litz and Associates, LLC, hereby consents to being named in the AIF, the MD&A and this Annual Report as having prepared the Technical Information.

I confirm that I have read the AIF, the MD&A and the Form 40-F as at the below date and confirm that both fairly and accurately represent the information contained in the Technical Information.

John Litz

John Litz, individually and on behalf of J.E. Litz and Associates, LLC

President

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25 November, 2012

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